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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 14, 2002

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                       ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes               No  X
                                 ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: (i) Three Press Releases and (ii) Slides Presented to Analysts on August 14, 2002 regarding First Half and Second Quarter 2002 Operating Results.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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                                  EXHIBIT LIST

Exhibit             Description
99.1                Press Release
99.2                Press Release
99.3                Press Release
99.4                Slides Presented to Analysts on August 14, 2002 regarding
                     First Half and Second Quarter 2002 Operating Results

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            VIVENDI UNIVERSAL


                                            By: /s/ George E. Bushnell III
                                                --------------------------------
                                            Name:  George E. Bushnell III
                                            Title: Vice President


Date:  August 14, 2002